Filed by TCF Financial Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TCF Financial Corporation

SEC File No.: 001-10253

Date: January 28, 2019

CHEMICAL | tcf

TCF TEAM MEMBER TOWN HALL MEETING

Partnering to create the premier Midwest Bank

JANUARY 28, 2019


Agenda
Why it's a Great Fit
Merger Details
Timeline
Communication
Next Steps/Questions

Here's our agenda.

We'll talk first about why this merger makes sense from so many perspectives.

Next, merger details: Name of our company, leadership and more.

We'll review a high-level timeline, discuss how you'll keep up with the with latest information and what happens next.

We'll conclude with your questions.

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Why it's a Great Fit


A Merger of Equals
CHEMICAL
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Creating America's premier Midwest bank

The journey we have embarked on with Chemical Bank is a merger of equals.

That means that we are both relatively similar in size and that the new joint bank will be made up of a combination of the leadership, operations and teams of both banks.

We believe that the combination of Chemical Bank and TCF will create America's premier Midwest bank.

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Creates Opportunity For Key Stakeholders
Customers
Team Members
Communities
Creates Midwest's premier bank with immediate scale to compete and win
Unique strategic fit; well-positioned to capitalize on market opportunities
Common legacy of providing philanthropic, civic and economic development support
Compelling financial benefits and value creation upside for shareholders of both companies

That's because our markets, our services, our people are so complementary to each other.

You're going to see lots of numbers showing why this merger is good fit. But of all the reasons to do it, it's our people that really stand out for me. We share deep ties to our communities and we are experts who give out best to our customers and to each other every day.

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Combining the Strengths of Two Banks
Customers
Employees & Culture
Communities
Broader product suite
Improved speed to market
Lower credit concentrations enabled increased lending capabilities
Further investments in technology and digital banking supported by strong profitability and ability to leverage investments across broader customer base
Maintain strong compliance culture
Shared values and principles with a strong community orientation
Highly complementary business models
Strengthened ability to recruit and retain top-tier talent
Ability to invest in talent, programs and infrastructure driven by strength of combined balance sheet
Increased professional development and career opportunities within larger banking platform
Combined company will have several major centers of influence
Detroit
Twin Cities
Chicago
Midland
Longstanding commitment to meeting needs of our communities
Continued focus on supporting community development
Commitment to continue to provide meaningful contributions to various charitable and community organizations
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Here are our three core stakeholders: Customers, Employees and Communities

A few highlights:
The fourth bullet under customers is particularly important. Customers expect an outstanding digital experience with all their service providers. Financial services companies included. We have to invest in ways improve the digital experience. We can do that more easily and efficiently as a combined company.

Then, each other. We believe as a combined company we'll be a magnet for top talent and have the scale to invest in the people we have so you can grow your skills and your career. Great advantages just waiting to be unlocked.

Under communities, please know that the combined company will look at our hub locations as strategic assets. Yes, the headquarters address will be Detroit. But with thousands of people located in other key locations, our combined company will in many ways be a multi-headquartered company.

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Positioned to Compete, Invest and Win
External landscape is rapidly changing across industry sectors
Banking industry is experiencing these same trends
Together, Chemical and TCF are well-positioned to leverage joint resources to serve evolving customer needs
Environmental Trends
Our Partnership Provides
Chemical and TCF Together
Customer needs and expectations
Digitization
Mobile capabilities
Data analytics
Non-bank and fin-tech competitors
AI / robotics / automation
Scale
Better leverages enterprise-wide services and overhead to build value
Supports more efficient infrastructure
Provides greater profit pool to support growth initiatives
Scope
More customers
Wider geographic reach
More complete product set
Invest and innovate more efficiently
Sustain our competitive advantages and ability to compete as experts in our chosen segments
Enhance digital service offerings and streamline internal systems and processes
Momentum from adding and expanding customer relationships
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Let's come back to customer experience for a moment. Digital retailers have changed the game ... for everyone. Customers want click-and-go service. They want every interaction to be easy and fulfilling. Maybe even fun.

While TCF has been working hard to get there, we believe this merger will let us leapfrog our projected path. It's called scale. Combined, we can invest more efficiently and get our products to market faster. Then we can grow customer relationships, earn more of their business, and reinvest those profits to benefit customers even more.

Again, a great fit.

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Complementary Strengths
Infrastructure
Digital Platform
Inventory Finance, Equipment Lending and Leasing
In-Footprint C&I Lending
Mortgage Banking
Wealth & Trust Services

Comparing our strengths, you can see that Chemical and TCF fit together like a jigsaw puzzle.

Look at wealth management for a moment. We don't offer wealth management services, but Chemical does. Chemical's wealth group serves individuals, businesses, non-profits, foundations and endowments. From retirement planning to business succession planning to growing a non-profits assets, this is just one example of many opportunities we have to serve customers in new and exciting ways.

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Merger Details


Key Facts
Merged Company Name
Headquarters
CEO
TCF Bank
Detroit, Michigan
Craig Dahl
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Assets
Gross Loans HFI
Deposits
Team Members
Branches
TCF
$23.7 billion
$19.1 billion
$18.9 billion
5,585
314
Chemical
$21.5
$15.3
$15.6
3,300
212
COMBINED
$45 billion
$34 billion
$34 billion
8,885
526

Let's now review a few details about the merger. You saw some of this in today's Inside TCF email and there's a public website loaded with info, so let's move quick so we can get to your questions.

Company name: TCF
Headquarters: Detroit
CEO: Our very own Craig Dahl

And here are some stats about how our companies look separately and as a combined – or Pro Forma – company. Impressive numbers.

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Company Leadership
Pro Forma Board: 16 Members
8 Chemical Board Members
8 TCF Board Members
Ratio of CHFC to TCF Board of Directors member contribution commensurate with ownership split
Key committee participation by both banks
Gary Torgow
Chairman of the Board
• Chairman of CHFC since 2016
• Previously served as Chairman of Talmer Bancorp
Craig Dahl
CEO & President
• Chairman of TCF since April 2017 and CEO since Jan. 2016
• Joined in 1999 to establish its equipment finance division
• 41-year career in banking
David Provost
Bank Chairman
• President and CEO of CHFC since mid-2017
• Previously served as President & CEO of Talmer Bancorp
• 42-year career in banking
Vance Opperman
Lead Director
• Serves as lead independent director of TCF, Thomson and Reuters
• Owner & CEO of MSP Communications

In addition to Craig Dahl, here are the other top leaders of our combined company. I'll pause for a moment so you can read on your own.

PAUSE

Truly, a merger of equals.

There are several more layers of management who will be announced and team members will be the first to know.

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Expanded Branch Network
Pro Forma Branch Network
Branches in 9 states:
• Michigan
• Minnesota
• Illinois
• Wisconsin
• Ohio
• Indiana
• Colorado
• Arizona
• South Dakota
Detroit
CO
AZ
IA
IN
PA

Community Banking is a big reason – and certainly not the only reason – why our merger is such a good fit. Very little branch overlap. Only in Michigan is there some duplication in markets, but even there that duplication is minimal. Plus, we enter two new states: Indiana and Ohio.

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Together, Best in Class
Pro Forma Financial Performance Relative to $20–100B Asset Banks[1]
Top Quartile Revenue Generation
(Operating revenue / total assets)[2]
4.9%
Pro forma
Solid Efficiency Ratio[3]
53%
Top Quartile Return on Average Tangible Common Equity[3]
19%
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We also move into the upper eschelons on some important metrics compared to our peers.


Highly Diversified Loan and Lease Portfolio
$35B Pro Forma Total Loans and Leases²
Composition by product type
Leasing &
Equipment Finance
C&I
CRE
Inventory Finance
Other consumer
Consumer
Real Estate
Auto
Construction
Composition by geography
Michigan
38%
California
Other Midwest
Ohio
Illinois
Minnesota
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Our Loan and Lease portfolio gets more diversified, both by type and by geography.



Strong Combined Deposit Base
$35B Pro Forma Deposits²
Composition by type
Non-interest bearing transaction
Time
27%
23%
17%
34%
73% non-time
Interest-bearing transaction
Savings and MMDA
Composition by geography
Other
Greater Michigan
11%
18%
Minneapolis
20%
15%
Detroit
Ann Arbor
Midland
Chicago
Grand Rapids

Core deposits are well balanced across both retail and commercial franchises

Limited reliance on wholesale funding

77% of all deposits are FDIC insured versus 60% median of $20–100B asset banks

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Timeline


Merger Timeline
Jan. 28
April
TBD
Late 2019
Regulatory review
Intent to merge announced
Shareowners vote
Regulators approve merger
Merger complete, integration begins
Key Details
• Merger requires regulatory review and approval.
• Expected close is late 3rd or early 4th quarter.
• Integration team will form to guide key decisions and timing.

High-level timeline.

Shareowners of both companies must vote first. If they approve, regulators will have their review period. Assuming regulators are OK with our plan, later in 2019 we'll announce that the merger is complete.

Of course, that's complete from a legal standpoint. From a practical standpoint, that will mark the beginning of an integration period where we combine operations, departments, products and services. That will be a period of tremendous change and please know as decisions are made, team members will be the first to know.

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Communication


Stay Informed | Communication Resources
Internal
tcf Merger News
Chemical Bank, TCF announce merger agreement
Learn more about Chemical
• New internal site that provides your one-stop-shop for all merger-related news.
• A weekly email summary will provide new updates.
• Content is for internal use only.
External
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PremierMidwestBank.com
• Public internet site for customers and other external audiences.
• Resource for all publically-approved merger news.
• Team members can direct customers to www.PremierMidwestBank.com
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To keep you informed, TCF Corporate Communications has opened an intranet site called Merger News.

Click the Merger News tile on the front of Inside TFC and bookmark it, then monitor it for the latest information. This is the official source of internal news for the merger. You'll also receive Merger News email notices when important announcements are made.

We also have an external site – PremierMidwestBank.com – where customers and community members can learn more about the merger.

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Merger Communication | Approval Needed
All written communication that contains information about the merger must pass through a review and approval process
Customer communication (letters, handouts)
Frequently Asked Questions
Fact sheets
Slides
Video Scripts

This slide is really important.

All the communication you will find on Merger News and on PremierMidwestBank.com as well as all the communication we provide to analysts and other parties … must pass through a formal review-and-approval process.

DO NOT create your own communication products. No handouts, summaries, FAQs. Instead, look for approved items on the Merger News site. If you believe you have need for a communication item, please click the Merger Question button on the Merger News site and send your idea to corporate communications so that it can get to the right decision makers.

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What's Next


What's Next
Business as Usual
1
We continue to operate as separate companies until the merger has been made official.
Takeaway: We still look for ways to improve how we run our business.
Customer First
2
We continue to take care of our customers and elevate the customer experience.
Takeaway: We also continue to take care of our communities and each other.
Don't Speculate
3
It is important that we keep non-public information private.
Takeaway: Follow the communication process in determining what you can say to customers.
Stay Informed
4
We will share information on the merger throughout the process.
Takeaway: Read Merger News to stay updated on key information and details.
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Here's what's next:

First, it's business as usual. We remain separate companies. Don't reach out to Chemical counterparts and explain to customers who ask that we are still separate companies.

Second, we must continue to take care of our customers, communities and each other.

Third, don't speculate. There are all kinds of things that aren't yet known or haven't been decided. If customers ask, please express your confidence that we believe the combined company will be great for them.

Lastly, stay informed. Read Merger News announcements and monitor the website.

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Legal Notice
In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of TCF and Chemical and a Prospectus of Chemical. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about TCF and Chemical, may be obtained at the SEC's Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com, or to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to dennis.klaeser@ChemicalBank.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of TCF and Chemical shareholders in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.

A legal notice for you … We are required to put this on all materials we share with you throughout this process.

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Questions